

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

James Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

>   **Re: Lions Gate Entertainment Corp.**
>   **Form 10-K for Fiscal Year Ended March 31, 2022**
>   **Filed May 26, 2022**
>   **File No. 001-14880**

Dear James Barge :

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services